SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA   90025

(310) 966-1455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.:  |X|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 Pages

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* |_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[2]
14	TYPE OF REPORTING PERSON* IA

_________________________

1 Because Riley Investment Management LLC has sole investment and voting power over 512,678 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2 Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at August 9, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* |_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[2]
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 641144308	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678[3]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* |_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[2]
14	TYPE OF REPORTING PERSON* IN

_________________________

3 Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 512,678 shares owned of record by SACC Partners LP.

CUSIP No. 641144308	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

Common Stock of NetManage, Inc. (“Common Stock”)
20883 Stevens Creek Blvd.
Cupertino, CA 95014

Item 2.	Identity and Background

Riley Investment Management LLC (Delaware limited liability company)

(a)	SACC Partners LP (Delaware limited partnership)

Mr. Bryant R. Riley (individual residing in California)

(b)	11100 Santa Monica Blvd.
Suite 810
Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP (“SACC”).

(d)	N/A

(e)	N/A

(f)	United States

Item 3.	Source or Amount of Funds or Other Consideration

SACC’s purchases were made with SACC partnership funds.

Item 4.	Purpose of the Transaction

The Reporting Persons are the beneficial owners of 512,678 shares of Common Stock. The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

The Reporting Persons originally filed a Schedule 13G disclosing an acquisition for investment. Since such time, the Reporting Persons came to the view that an acquisition of the Issuer would be the best alternative to realize its investment in the Issuer.

On August 31, 2006, Riley Investment Management and Zeff Capital Partners, L.P. (“Zeff”) sent a letter to the board of directors of the Issuer proposing, on behalf of their affiliated investment funds, to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons, Zeff or their affiliates. The proposal was non-binding and subject to conditions enumerated in the letter, including completion of satisfactory due diligence, completion of their financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching mutually satisfactory agreement with certain managers with respect to their involvement with the Company following the transaction. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

If the proposal is favorably received, the Reporting Persons expect to form an entity to negotiate

CUSIP No. 641144308	13D	Page 6 of 8 Pages

and accomplish an acquisition of the Issuer, which if successful would lead, among other things, to a change in control of the Issuer, a change in management of the Issuer and a termination of the Issuer’s status as a publicly reporting company under the Securities Exchange Act of 1934.

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, seeking representation on the Board of Directors of the Issuer, seeking to influence the performance of the Issuer and the activities of its Board of Directors, making other proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their shares of Common Stock as they deem appropriate from time to time. In determining whether to sell or retain shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

SACC owns 512,678 shares of Common Stock. Because RIM has sole voting and investment power over SACC’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of SACC, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 512,678 shares owned of record by SACC, which represent approximately 5.43% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held by Zeff and its affiliates.

All ownership percentages are based on 9,442,367 shares of Common Stock outstanding at August 9, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

(b)	Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC.

(c)	Transactions effected in Common Stock that have taken place in the past sixty days are attached as Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM and SACC are described above under Item 2(c) above.

CUSIP No. 641144308	13D	Page 7 of 8 Pages

As noted in item 4 above, the Reporting Persons and Zeff have jointly sent a letter to the Issuer proposing a purchase of the Issuer. If the proposal is acceptable to the Issuer, the Reporting Persons anticipate the formation of a special purpose entity to accomplish the acquisition. Although there is no formal agreement or obligation to cooperate with respect to voting or disposition of the shares of the Issuer presently held, the making of the joint proposal may be construed as an informal understanding to consult with respect to such matters. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held by Zeff and its affiliates.

Item 7.	Material to be filed as Exhibits

EXHIBIT A:	Letter to Board of Directors dated August 31, 2006

EXHIBIT B:	Transactions in the past sixty days with respect to the Issuer’s Common Stock

EXHIBIT C:	Press Release

CUSIP No. 641144308	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Management, LLC 11100 Santa Monica Boulevard, Suite 810 Los Angeles, California 90025	Zeff Capital Partners, L.P 50 California Street, Suite 1500 San Francisco, CA 94111

August 31, 2006

NetManage, Inc.

Board of Directors

20883 Stevens Creek Boulevard

Cupertino, CA 95014

Dear Sirs:

Riley Investment Management, LLC and Zeff Capital Partners L.P, on behalf of affiliated investment funds, are pleased to inform you of our interest in seeking to acquire all of the outstanding shares of common stock of NetManage, Inc. not already owned by us or our affiliates, for $ 5.25 per share in cash. This proposal represents a premium of approximately 17% over the closing price on August 30, 2006 and a premium of about 15% over the average closing price of the common stock for the 30 trading days preceding this proposal.

We believe this offer presents an excellent opportunity for the Company’s shareholders to realize a premium for their shares at a fair price. We are prepared to work with you to negotiate and execute a definitive agreement on customary terms.

We are available to meet with the Board of Directors to discuss this proposal at your earliest convenience, and have engaged Paul Hastings as our legal counsel to facilitate an expedited closing. We request that while you are considering our proposal you permit our advisors to conduct customary “due diligence”. We are prepared to execute an appropriate confidentiality document for this purpose. We acknowledge that any information you provide to us may need to be provided to third parties, subject to similar confidentiality terms. Although we will not complete definitive financing arrangements until we receive a favorable response from you, we are confident that we can provide the funds needed to complete the proposed transaction. Our proposal is conditioned upon, among other things, completion of satisfactory due diligence, completion of our financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with a sufficient number of managers to continue their involvement with the Company following the transaction on mutually satisfactory terms. We wish to reassure these managers of our commitment to the business, and we request your permission to discuss their participation with them.

This letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such definitive agreements executed by the parties.

While we appreciate the Board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration of this proposal is requested. Accordingly, we presently intend to withdraw this proposal if a definitive merger agreement has not been executed by September 30, 2006.

We hope you will concur with us that the best alternative for NetManage is to accept our proposal and become a private company. However, in the event that we do not reach agreement, we reserve the right to pursue all other options necessary to protect our investment. Without limitation, we may, as the two largest outside shareholders of NetManage, elect to seek representation on the Company’s board of directors.

Bryant R. Riley, as Managing Partner, Riley

Investment Management, LLC

Daniel Zeff, as Managing Partner,
Zeff Capital Partners, L.P

EXHIBIT B

Transaction Code	Quantity	Trade Date	Price
Buy	8,203	7/12/2006	$4.8500
Buy	4,139	7/13/2006	$4.8500
Buy	2,577	7/14/2006	$4.8500
Buy	11,603	7/17/2006	$4.8500
Buy	13,776	7/18/2006	$4.8497
Buy	934	7/26/2006	$4.1000
Buy	8,349	7/28/2006	$4.1000
Buy	8,156	7/31/2006	$4.1245
Buy	19,042	8/1/2006	$4.1232
Buy	4,966	8/2/2006	$4.0982
Buy	7,416	8/4/2006	$4.1000

EXHIBIT C

NEWS RELEASE

For More Information:

Bryant Riley

Managing Member

Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

310-966-1445

Daniel Zeff

Managing Partner

Zeff Capital Partners, L.P.

50 California Street, Suite 1500

San Francisco CA 94111

415-439-5273

FOR IMMEDIATE RELEASE:

-----------------------------------------------

RILEY INVESTMENT MANAGEMENT AND ZEFF CAPITAL PARTNERS PROPOSE TO ACQUIRE OUTSTANDING SHARES OF NETMANAGE, INC. FOR $5.25 PER SHARE IN CASH

Los Angeles, Calif.; San Francisco, Calif. – August 31, 2006 – Riley Investment Management LLC and Zeff Capital Partners, L.P. announced a proposal to acquire all of the outstanding shares of NetManage (Nasdaq: NETM) that they or their affiliates do not already own for $5.25 per share in cash. The proposal represents a premium of approximately 17% over NetManage’s per share closing price on August 30, 2006. The non-binding offer was made in a letter to the board of directors of NetManage.

Bryant Riley, Managing Member of Riley Investment Management LLC, and Daniel Zeff, Managing Partner of Zeff Capital Partners, said: “We believe that our proposal presents a compelling opportunity for the NetManage shareholders.”

The proposal is subject to the negotiation of a mutually acceptable acquisition agreement, among other conditions enumerated in the letter. A copy of the letter will be attached to a filing by Riley Investment Management LLC with the Securities and Exchange Commission.